Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

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23 May 2002

SEC MAIL PROCESSING
RECEIVED
JUN 0 3 2002
WASH, D.C. 155 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

02034613

SUPPL

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcement and Press Release that we have disclosed to the Australian Stock Exchange, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
JUN 1 3 2002
THOMSON
FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

dlw 6/12

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 03 2002
WASH, D.C. 155

22 May 2002

The Australian Stock Exchange Limited
Company Announcement Office
Facsimile No: 1300 300 021

ANNOUNCEMENT TO THE MARKET

<u>BUSINESS ACQUISITION</u>

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that a wholly owned subsidiary of the Company, Sam's Seafood Sunshine Coast Pty Ltd, has entered into a Sale of Business Agreement to acquire one of the longest established Seafood retailers and distributors based in Noosa, Queensland – Arctic Ice & Seafoods. The completion of the acquisition is subject to a due diligence process that is to be completed on or before 5 June 2002.

Also as a part of the acquisition, Sam's Seafood Properties Limited (also a wholly owned subsidiary of the Company) will acquire the freehold land on which the Arctic Ice & Seafoods business is located.

The purchase price for the acquisition of both the land and the business is $750,000, plus stock.

This consideration will be met by 80% of the final acquisition price in cash and 20% in ordinary shares in the capital of the Company at the price equivalent to 90% of the average market price over the five trading days prior to the Completion Date. These shares will be allocated out of the holdings of one of the founding shareholders, namely Nick Noutsatos. Accordingly, no new shares in the Company will be issued as part of the transaction.. In addition, 70% of the shares allocated to the owners of Arctic Ice & Seafoods will be held in voluntary escrow for 12 months.

Following completion of the transaction, the Company plans to start revamping the current retail outlet with a view to becoming one of the biggest and best seafood retail outlets in Noosa, on the Sunshine Coast. Also, the Company will look to transform the current seafood distribution operation to become one of the major players in the region by aiming to capture 10% of the market share in the next 12 months. Sam's Seafood group will also utilise the new Noosa base to assist with purchases from fishermen of fresh seafood for its domestic market and its fast growing export trade.

The directors and management are very excited with the prospects of establishing the Company's regional headquarters in the fast growing and lucrative Sunshine Coast seafood market. It is anticipated that this new operation will fetch an additional 25% revenue over and above the organic growth to be generated from the existing business units.

Ken Situ
Company Secretary

WHOLESALERS, RETAILERS, EXPORTERS & PROCESSORS OF FRESH & FROZEN SEAFOOD

SAM'S SEAFOOD

SEC MAIL PROCESSING
RECEIVED
JUN 0 3 2002
WASH. D.C. 155 SECTION

PRESS RELEASE 22 May, 2002

Sam's acquisition to boost revenue 25% in 2003

Sam's Seafood Holdings Ltd said on Wednesday it had acquired Arctic Ice & Seafoods based in Noosa, as the first step in its aggressive expansion plan into the Sunshine Coast region in Queensland.

Chairman Grahame Denovan said the new business would become the company's northern regional headquarters, as Sam's Seafood initiates a three stage business plan to consolidate and merge the fragmented seafood industry.

"This gives us a foothold into the lucrative Sunshine Coast seafood market, which is valued at about $100 million a year," chairman Grahame Denovan said.

"We will capture about 10 percent of that next financial year, with about $10 million in revenues being added to the company's earnings."

Arctic Ice & Seafoods is a 27-year-old company with ice sales and seafood distribution, retailing, processing and wholesale operations which would easily be integrated into Sam's Seafood existing business, Mr Denovan said.

"The new operation will bring in 25 percent additional revenue to the group, on top of the organic growth we expect from other business units within the next financial year," he said.

"It will also open significant long-term opportunities for Sam's Seafood in the procurement of fresh, frozen and live seafood from the vast fishing grounds in this unique geographical area, helping our local and export divisions as well."

Mr Denovan said the business would operate under subsidiary Sam's Seafood Sunshine Coast Pty Ltd, a vehicle set up to investigate similar bolt-on opportunities in the fast-growing region.

"Stage two of the business plan will see us running the ruler over other businesses in the area which may add value, infrastructure, human resources and synergies to benefit this new operation," he said.

Mr Denovan said the acquisition for $750,000 included freehold title of valuable commercial property in Noosaville as well as plant and equipment. The purchase would be funded 80 percent cash and 20 percent scrip and would create about 20 new casual and part time positions.

"This business will be earnings per share (EPS) positive immediately," he said.

Mr Denovan said Sam's Seafood would completely refurbish the existing retail shop in Noosa along similar lines to the successful retail outlet in the upmarket Brisbane suburb of Hamilton.

"The retail shop in Noosa will have a large range of fresh seafood on display seven days a week, catering for locals and holiday makers and also the restaurant and café buyers in the area," he said.

"We will create a similar corporate profile and customer following as our already successful retail operations in Hamilton."

The wholesale business would also be ramped up to three times the current operation within 12 months, he said.

"Customers will be able to access Sam's extensive wholesale product range including fresh and frozen seafood, value-added seafood, take-away food lines, our new range of boutique labelled products, small goods and other specialty grocery products," he said.

The acquisition follows an announcement this month by the company to build a $4.5 million cold store facility in Brisbane, to service the expansion of its domestic and export units.

The company has forecast net profit growth of 20 percent to $1.58 million on revenues of $33.69 million in the financial year to June 30, 2002.

<ENDS>

For further information –

Grahame Denovan
Chairman
0418 736 745

Released through –

Diana Taylor
Starlink Media Pty Ltd
07 3876 4433
0408 639 130